Exhibit 99.1
Shinhan Financial Group 2012 Operating Results

On February 7, 2013, Shinhan Financial Group released its operating results for fiscal year 2012. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2012	3Q 2012	QoQ Change (%)	4Q 2011	(%)
Revenue*	Specified Quarter	7,119,449	8,033,687	-11.38	6,095,171	16.80

	Cumulative	29,639,238	22,519,789	—	30,261,651	-2.06

Operating Income	Specified Quarter	680,876	628,614	8.31	701,404	-2.93

	Cumulative	3,246,530	2,565,654	—	4,172,386	-22.19

Income before Income Taxes	Specified Quarter	615,294	655,188	-6.09	660,497	-6.84

	Cumulative	3,285,591	2,670,297	—	4,192,562	-21.63

Net Income**	Specified Quarter	419,944	484,977	-13.41	506,724	-17.13

	Cumulative	2,362,587	1,942,643	—	3,100,011	-23.79

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2012	3Q 2012	QoQ Change (%)	4Q 2011	(%)
Revenue*	Specified Quarter	5,033,297	4,752,847	5.90	3,729,097	34.97

	Cumulative	18,572,810	13,539,513	—	18,778,260	-1.09

Operating Income	Specified Quarter	423,327	412,633	2.59	294,797	43.60

	Cumulative	2,123,118	1,699,791	—	2,673,194	-20.58

Income before Income Taxes	Specified Quarter	368,969	418,188	-11.77	257,812	43.12

	Cumulative	2,126,179	1,757,210	—	2,650,384	-19.78

Net Income**	Specified Quarter	323,552	324,845	-0.40	227,779	42.05

	Cumulative	1,696,651	1,373,099	—	2,118,421	-19.91

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2012	3Q 2012	QoQ Change (%)	4Q 2011	(%)
Revenue*	Specified Quarter	1,192,655	1,143,819	4.27	1,140,876	4.54

	Cumulative	4,600,856	3,408,201	—	4,525,250	1.67

Operating Income	Specified Quarter	211,703	204,114	3.72	293,388	-27.84

	Cumulative	966,676	754,973	—	1,111,862	-13.06

Income before Income Taxes	Specified Quarter	207,707	202,207	2.72	271,371	-23.46

	Cumulative	967,016	759,309	—	1,100,157	-12.10

Net Income**	Specified Quarter	160,126	158,574	0.98	235,293	-31.95

	Cumulative	749,764	589,638	—	875,930	-14.40

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest